Exhibit 12.2

Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the years ended December 31,
	2014	2013	2012	2011	2010

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in income (loss) from unconsolidated real estate ventures	$6,814	$35,318	$(40,050)	$(28,331)	$(48,305)
Distributed income of equity investees	1,164	1,650	1,224	2,600	657
Amortization of capitalized interest	3,840	3,557	3,538	3,564	3,527
Fixed charges - per below	138,007	132,146	147,077	140,356	148,500
Less:
Capitalized interest	(6,803)	(3,137)	(2,560)	(1,997)	(10,385)

Earnings before fixed charges	$143,022	$169,534	$109,229	$116,192	$93,994

Fixed charges:
Interest expense from continuing operations (including amortization)	$130,621	$127,585	$142,982	$136,396	$136,410
Capitalized interest	6,803	3,137	2,560	1,997	10,385
Ground leases and other	583	1,424	1,535	1,963	1,705

Total Fixed Charges	$138,007	$132,146	$147,077	$140,356	$148,500

Ratio of earnings to combined fixed charges	(a)	1.28	(a)	(a)	(a)

(a) Due to the registrant's loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $5,015 for the year ended December 31, 2014, $37,848 for the year ended December 31, 2012, $24,164 for the year ended December 31, 2011 and $54,506 for the year ended December 31, 2010 to achieve a coverage ratio of 1:1.